UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 1*


Name of Issuer: Grupo Televisa S.A.


Title of Class of Securities:  Global Depository Shares


CUSIP Number:  40049J20-6


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

All share information contained in this filing, as it pertains to this issuer, is as of December 31, 2001.

CUSIP No.: 40049J20-6                                 Page 2 of 9

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Capital Corporation
         EIN #84-0765359

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              14,402,236**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              14,402,236**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,402,236**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.9%**

12. TYPE OF REPORTING PERSON
         IA, CO

**  See Item 4 of this filing

CUSIP No.:  40049J20-6                           Page 3 of 9

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Thomas H. Bailey

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              14,402,236**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              14,402,236**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         14,402,236**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         12.9%**

12. TYPE OF REPORTING PERSON
         IN
**  See Item 4 of this filing

CUSIP No.:  40049J20-6                           Page 4 of 9

1.  NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Janus Worldwide Fund
         EIN #84-1168465

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   ___
         b.   _X_

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              6,923,440**

    6.   SHARED VOTING POWER
              -0-

    7.   SOLE DISPOSITIVE POWER
              6,923,440**

    8.   SHARED DISPOSITIVE POWER
              -0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,923,440**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         6.1%**

12. TYPE OF REPORTING PERSON
         IV

**  See Item 4 of this filing

SCHEDULE 13G                                          Page 5 of 9

Item 1.

    (a). Name of Issuer: Grupo Televisa S.A. ("Televisa")

    (b). Address of Issuer's Principal Executive Offices:

         Avda Vasco de Quiroga #2000
         01210 Mexico D.F., Mexico

Item 2.

    (a).-(c). Name, Principal Business Address, and Citizenship of Persons
              Filing:

         (1)  Janus Capital Corporation ("Janus Capital")
              100 Fillmore Street
              Denver, Colorado  80206-4923
              Citizenship:  Colorado

         (2)  Thomas H. Bailey ("Mr. Bailey")
              100 Fillmore Street
              Denver, Colorado  80206-4923
              Citizenship:  USA

         (3)  Janus Worldwide Fund
              100 Fillmore Street
              Denver, Colorado 80206-4923
              Citizenship:  Massachusetts


    (d). Title of Class of Securities:  Global Depository Shares

    (e). CUSIP Number:  40049J20-6

Item 3.

         Janus Capital is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

         Janus Worldwide Fund is an Investment Company registered under Section 8 of the Investment Company Act of 1940.

SCHEDULE 13G                                          Page 6 of 9

Item 4.  Ownership

         The information in items 1 and 5 through 11 on the cover pages (pp. 2-
         4) on Schedule 13G is hereby incorporated by reference.

         Janus Capital is a registered investment adviser which furnishes investment advice to several investment companies registered under
         Section 8 of the Investment Company Act of 1940 and individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of the shares of Televisa Global Depository Shares held by such Managed Portfolios. However, Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

         Mr. Bailey serves as Chairman, President and Chief Executive Officer of Janus Capital and is filing this joint statement with Janus Capital as a result of his position which may be deemed to enable him to exercise control over Janus Capital. Mr. Bailey does not own of record any shares of Televisa Global Depository Shares and he has not engaged in any transaction in Televisa Global Depository Shares. However, as a result of his position, Mr. Bailey may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that Janus Capital may have with respect to Televisa Global Depository Shares held by the Managed Portfolios. All shares reported herein have been acquired by the Managed Portfolios, and Mr. Bailey specifically disclaims beneficial ownership over any shares of Televisa Global Depository Shares that he or Janus Capital may be deemed to beneficially own. Furthermore, Mr. Bailey does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

         Janus Worldwide Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed Portfolios to which Janus Capital provides investment advice.

SCHEDULE 13G                                          Page 7 of 9

Item 5.  Ownership of Five Percent or Less of a Class

              N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

              Janus Capital's Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

              The interest of one person, Janus Worldwide Fund, an investment company registered under the Investment Company Act of 1940, in Televisa Global Depository Shares amounted to 6,923,440 shares or 6.1% of the total outstanding Global Depository Shares at December 31, 2001.

              These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

              N/A

Item 8.  Identification and Classification of Members of the Group

              N/A

Item 9.  Notice of Dissolution of Group

              N/A

Item 10.      Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SCHEDULE 13G                                          Page 8 of 9

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS CAPITAL CORPORATION

By  /s/  Heidi J. Walter                       2/8/02
  Heidi J. Walter,                                  Date
    Vice President & Assistant General Counsel

JANUS WORLDWIDE FUND

By  /s/  Heidi J. Walter                       2/8/02
  Heidi J. Walter,                                  Date
    Vice President & Assistant General Counsel

THOMAS H. BAILEY

By  /s/  Heidi J. Walter                       2/8/02
  Heidi J. Walter                                   Date

   Under Power of Attorney dated 6/5/00
   On File with Schedule 13G for
   Powertel, Inc. 6/9/00

SCHEDULE 13G                                        Page 9 of 9

EXHIBIT A

JOINT FILING AGREEMENT

  In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Global Depository Shares of Grupo Televisa S.A. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 8th day of February, 2002.

            JANUS CAPITAL CORPORATION

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General Counsel

            JANUS WORLDWIDE FUND

            By  /s/  Heidi J. Walter
               Heidi J. Walter, Vice President & Assistant General Counsel

            THOMAS H. BAILEY

            By  /s/  Heidi J. Walter
               Heidi J. Walter

               Under Power of Attorney dated 6/5/00
               On File with Schedule 13G for
               Powertel, Inc. 6/8/00